UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Willow Creek Capital Management	2. Issuer Name and Ticker or Trading Symbol PharmChem Inc. (PCHM)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director _XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year February 2002
(Street) 17 East Sir Francis Drake Blvd., Suite 100			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XXForm filed by More than One Reporting Person See Note 1
(City) (State) (Zip) Larkspur, California 94939	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	02/04/02	P	V	185,300	A	1.00	595,700	D &I	See Note 2
Common Stock	02/04/02	S	V	315,300	D	1.00	595,700	D & I	See Note 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

1. The reporting persons are Willow Creek Capital Management ("WCCM"), WC Capital Management, LLC ("WC LLC"), Willow Creek Offshore Fund ("WC Offshore") and Aaron H. Braun. WCCM is a registered investment adviser and the manager of WC LLC. WC LLC is the general partner of investment limited partnerships of which WCCM is the investment adviser. WCCM is also the investment adviser to WC Offshore, a Cayman Islands exempted company. Mr. Braun is president and the sole shareholder of WCCM, and a member and the controlling owner of WC LLC. WCCM, WC Capital Management, LLC and Mr. Braun are filing this Form 4 jointly as a group. Willow Creek Offshore Fund is filing jointly with the other reporting persons, but not as a member of a group, and expressly disclaims membership in a group. Willow Creek Offshore Fund is no longer a more than 10% beneficial owner of PharmChem Inc. (the "Issuer") common stock (the "Stock"), and will no longer file reports required by Section 16(a) of the Securities and Exchange Act of 1934, as amended ("Section 16") with respect to the Stock unless its beneficial ownership of the Stock exceeds 10% of the outstanding Stock. The Stock is held in the accounts of WCCM's investment advisory clients, in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Therefore, WCCM and Mr. Braun will no longer file Section 16 reports with respect to the Stock pursuant to Rule 16a-1(a)(i)(v) and (vii) promulgated under Section 16, unless they are otherwise required to so file.

2. These securities are owned directly by investment advisory accounts of WCCM, including WC Offshore, and investment limited partnerships of which WC LLC is the general partner and WCCM is the investment adviser. The securities are owned indirectly by WCCM and Mr. Braun as the controlling owner of WCCM. WCCM and Mr. Braun disclaim beneficial ownership in such securities except to the extent of their respective pecuniary interest therein. The reporting persons disclaim membership in a group with any persons not reporting hereon within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2002
Willow Creek Capital Management By: Aaron H. Braun President	Willow Creek Offshore Fund By: WC Capital Management, LLC Attorney-in-fact By: Willow Creek Capital Management, Manager By: Aaron H. Braun President
Aaron H. Braun	WC Capital Management, LLC By: Willow Creek Capital Management, Manager By: Aaron H. Braun President

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Joint Filer Information

Name: Willow Creek Offshore Fund

Address: : 17 East Sir Francis Blvd., Suite 100, Larkspur, CA 94939

Designated Filer: Willow Creek Capital Management

Issuer and Ticker Symbol: PharmChem Inc. (PCHM)

Statement for Month/Year: February 2002

Willow Creek Offshore Fund

By: WC Capital Management, LLC
Attorney-in-Fact

By: Willow Creek Capital Management, Manager

By: Aaron H. Braun, President

Name: WC Capital Management, LLC

Address: : 17 East Sir Francis Blvd., Suite 100, Larkspur, CA 94939

Designated Filer: Willow Creek Capital Management

Issuer and Ticker Symbol: PharmChem Inc. (PCHM)

Statement for Month/Year: February 2002

WC Capital Management, LLC

By: Willow Creek Capital Management, Manager

By: Aaron H. Braun, President

Name: Aaron H. Braun

Address: 17 East Sir Francis Blvd., Suite 100, Larkspur, CA 94939

Designated Filer: Willow Creek Capital Management

Issuer and Ticker Symbol: PharmChem Inc. (PCHM)

Statement for Month/Year: February 2002

Aaron H. Braun